UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2010



United Fire & Casualty Company

(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 25, 2010, we issued a press release announcing our financial results for the quarter ended September 30, 2010. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated October 25, 2010, announcing our financial results for the quarter ended September 30, 2010.

Exhibit 99.2   Supplemental Financials

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company

(Registrant)

Date: October 25, 2010

/s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1

United Fire Reports Third-Quarter 2010 Results

- *Net income of $0.14 per diluted share for the third quarter of 2010, compared with net loss of $0.38 per diluted share for the third quarter of 2009.*
- *Book value per share increased $0.91 from June 30, 2010, and increased $2.38 to $27.73 since December 31, 2009.*

CEDAR RAPIDS, Iowa, Oct. 25, 2010 (GLOBE NEWSWIRE) -- United Fire & Casualty Company (Nasdaq:UFCS) today reports our financial results for the third quarter and first nine months of 2010.

Financial Highlights	Three Months Ended September 30,			Nine Months Ended September 30,		
(In Thousands Except Shares and Per Share Data)	2010	2009	Change %	2010	2009	Change %
Revenue Highlights						
Net premiums earned	$ 119,158	$ 120,759	(1.3)%	$ 350,548	$ 358,751	(2.3)%
Net investment income	27,084	27,786	(2.5)	83,343	78,416	6.3
Total revenues	147,904	150,701	(1.9)	441,043	423,010	4.3
Income Statement Data						
Net income (loss)	$ 3,640	$ (10,156)	135.8	$38,426	$ (12,220)	414.5
Net realized investment gains (losses)	859	1,252	(31.4)	4,156	(9,565)	143.5
Operating income (loss) [1]	2,781	(11,408)	124.4	34,270	(2,655)	NM
Per Share Data						
Diluted earnings (loss) per share	$ 0.14	$ (0.38)	136.8	$ 1.46	$ (0.46)	417.4
Net realized investment gains (losses)	0.03	0.05	(40.0)	0.16	(0.36)	144.4
Diluted operating income (loss) per share [1]	0.11	(0.43)	125.6	1.30	(0.10)	NM
Catastrophe Data						
Pre-tax catastrophe losses [1]	$ 4,705	$ 9,488	(50.4)	$ 15,431	$ 19,596	(21.3)
Effect on after-tax earnings	0.12	0.23	(47.8)	0.38	0.48	(20.8)
Effect on combined ratio	4.4%	8.6%	(48.8)	4.9%	6.0%	(18.3)
Book value per share				27.73	25.60	8.3
Cash dividends declared per share				0.45	0.45	?
Diluted weighted average shares outstanding	26,323,588	26,618,408	(1.1)	26,375,895	26,618,421	(0.9)

NM = not meaningful

(1) The Non-GAAP Financial Measures section of this release defines and reconciles data not prepared in accordance with U.S. GAAP.

Focus on disciplined underwriting and strong, long-term agency relationships places United Fire in strong position when market conditions improve.

"Our results have improved immensely from the third quarter of 2009, but were not as good as our first two quarters of 2010," said President and CEO Randy Ramlo. "We are still satisfied with our overall results, and having a combined ratio below 100 percent year to date is an encouraging sign. Our results have deteriorated some due to several large losses. Some of these losses occurred this year and some of these losses resulted from developments on losses from prior years.

"Results this quarter demonstrate that the overall economy is still experiencing the lingering effects of the recession. Premiums continue to be affected by current economic conditions. The soft pricing environment in the insurance industry also continues to impact our business. We found that the soft market persisted in the third quarter and our premium level fell to its lowest point in five years.

"United Fire has always focused on profitability over growth and quality over quantity. We remain very selective about the business we accept, and we make it a practice to turn business away when it doesn't meet our strict underwriting standards. We also continue to refine our agency relationships to improve the strength of our delivery system. Recently, United Fire was named one of the 'Top 10 Ease of Doing Business Performers' in a national survey of independent agents and brokers by Deep Customer Connections, Inc. As always, we seek out new agencies that will be good representatives of our company and end agency relationships that are no longer mutually beneficial.

"This concentrated focus on both disciplined underwriting and strong, long-term agency relationships places United Fire in a very strong position when conditions improve for commercial insurers.

"Losses were a bit of a mixed bag this quarter. Despite an active hurricane season, we've experienced catastrophe losses in an amount less than we projected for the year to date, and we incurred no material losses from the tragic oil spill in the Gulf of Mexico. Finally, we've seen significant progress toward the resolution of Hurricane Katrina-related litigation.

"We're pleased to see premiums for our life insurance business increased for the quarter and year-to-date as compared with last year. Despite a continued reduction in annuity writings, income from that area remains good, which is a testament to our discipline to continue to offer rates where we can still achieve an adequate spread between our rates and the amount we can earn on our investments."

Consolidated Investment Results

- **Net investment income** decreased 2.5 percent in the third quarter of 2010 and increased 6.3 percent in the first nine months of 2010, as compared with the same periods of 2009. The growth in annuity sales in 2009 contributed to the increase in our current investment portfolio and our year-to-date net investment income, in spite of historically low interest rates.
- **Realized investment gains** were $1.3 million in the third quarter of 2010 and $6.4 million in the first nine months of 2010, compared with realized investment gains of $1.9 million in the third quarter of 2009 and realized investment losses of $14.7 million in the first nine months of 2009. The increase in our realized gains is attributable to a significant reduction in other-than-temporary impairment charges, which totaled $.5 million in the first nine months of 2010 compared to $18.1 million in the same period of 2009. We incurred substantial other-than-temporary impairment charges in 2009 as a result of the financial crisis experienced by the economy in 2008 and into 2009.
- **Unrealized investment gains** totaled $113.7 million as of September 30, 2010, an increase of $31.2 million or 37.8 percent since December 31, 2009. This increase reflects the appreciation in the market value of our fixed maturity securities even as interest rates remain historically low. Also contributing is an increase in the value of our equity securities.

Property and Casualty Insurance Segment

For the nine-month period ended September 30, 2010, premium revenues for our property and casualty insurance segment were generated from approximately 91 percent commercial lines business and 9 percent personal lines business. Our top five states for direct premiums written were Iowa, Texas, Missouri, Louisiana and Illinois.

	Three Months Ended	Nine Months Ended

Property & Casualty Insurance Financial Results:	September 30,		September 30,	
(In Thousands)	**2010**	2009	**2010**	2009
Revenues				
Net premiums written [1]	**$ 99,962**	$ 102,113	**$ 324,185**	$ 337,175
Net premiums earned	**$ 106,174**	$ 109,749	**$ 313,549**	$ 328,421
Investment income, net of investment expenses	**7,854**	8,452	**25,494**	23,582
Realized investment gains (losses)	**1,220**	1,040	**2,675**	(7,308)
Other income	**99**	74	**116**	119
Total Revenues	**$ 115,347**	$ 119,315	**$ 341,834**	$ 344,814
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$ 83,610**	$ 110,738	**$ 215,491**	$ 279,411
Amortization of deferred policy acquisition costs	**26,856**	26,292	**76,381**	79,434
Other underwriting expenses	**5,530**	6,741	**17,035**	20,667
Disaster charges and other related expenses, net of recoveries	**—**	(793)	**—**	(1,339)
Total Benefits, Losses and Expenses	**$ 115,996**	$ 142,978	**$ 308,907**	$ 378,173
Income (loss) before income taxes	**(649)**	(23,663)	**32,927**	(33,359)
Federal income tax expense (benefit)	**(2,256)**	(10,228)	**3,820**	(18,005)
Net income (loss)	**$1,607**	$(13,435)	**$29,107**	$(15,354)
GAAP combined ratio:				
Net loss ratio (without catastrophes)	**70.2%**	68.7%	**60.7%**	67.4%
Hurricane Katrina litigation - effect on net loss ratio	**2.1**	23.6	**2.4**	11.7
Other catastrophes - effect on net loss ratio	**6.5**	8.6	**5.6**	6.0
Net loss ratio	**78.8%**	100.9%	**68.7%**	85.1%
Expense ratio [2]	**30.5**	30.1	**29.8**	30.5
Combined ratio	**109.3%**	131.0%	**98.5%**	115.6%
Statutory combined ratio: [1]				
Net loss ratio (without catastrophes)	**70.2%**	68.7%	**60.7%**	67.4%
Hurricane Katrina litigation - effect on net loss ratio	**2.1**	23.6	**2.4**	11.7
Other catastrophes - effect on net loss ratio	**6.5**	8.6	**5.6**	6.0
Net loss ratio	**78.8%**	100.9%	**68.7%**	85.1%
Expense ratio	**32.2**	31.0	**31.1**	29.7
Combined ratio	**111.0%**	131.9%	**99.8%**	114.8%

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

(2) We have excluded disaster charges and other related expenses, net of recoveries, from the GAAP expense ratio. These charges resulted from flood damage at our home office and hurricane damage at our Gulf Coast regional office in 2008.

Net premiums written declined in both the third quarter of 2010 and the first nine months of 2010, compared to the same periods of the prior year. The lingering effects of the recession are still being felt throughout the economy, and by our current and potential commercial policyholders. The soft pricing environment in the insurance industry also continues to impact our business, with our premium level at its lowest point in five years. During the third quarter of 2010, we slightly reduced our commercial lines renewal pricing levels in order to retain quality accounts, while new business pricing remained unchanged, allowing us to still compete on and write quality accounts. However, we have been successful in achieving slight increases in our personal rates. During the third quarter and the first nine months of 2010, we retained approximately 80 percent of both our personal and commercial lines book of business, in line with our retention goals.

 -- **Losses and loss settlement expenses** decreased 24.5 percent in the third quarter of 2010 and 22.9 percent in the first nine months of 2010, as compared with the same periods in 2009. This is due to an improvement year-to-date in our noncatastrophe claims experience and a reduction in our Hurricane Katrina development:

- **Noncatastrophe claims experience -** our claims frequency decreased slightly in the first nine months of 2010, as compared with the same prior-year period, even after adjusting for exposure levels. Declining frequencies is a trend in the industry that we believe will not continue indefinitely. We also experienced a slight decrease in claims severity in the first nine months of 2010, as compared with the same period of 2009.
- **Hurricane Katrina -** we had $2.2 million in development from Hurricane Katrina claims litigation in the third quarter of 2010, compared with $25.9 million in the third quarter of 2009. In the first nine months of 2010, losses and loss settlement expenses related to Hurricane Katrina were $7.6 million versus $38.3 million in the first nine months of 2009.

 -- **GAAP combined ratio** improved by 21.7 percentage points in the third quarter of 2010 and 17.1 percentage points in the first nine months of 2010, as compared with the same prior-year periods. This is due primarily to the aforementioned decrease in our losses and loss settlement expenses**.**

Life Insurance Segment

United Life Insurance Company, our life insurance subsidiary, offers a variety of products, including single premium annuities, universal life products and traditional life products. For the nine-month period ended September 30, 2010, our top five states for business were Iowa, Wisconsin, Illinois, Nebraska and Minnesota.

Life Insurance Financial Results:	Three Months Ended September 30,		Nine Months Ended September 30,	
(In Thousands)	**2010**	2009	**2010**	2009
Revenues				
Net premiums written [(1)]	**$12,950**	$16,687	**$36,912**	$30,150
Net premiums earned	**$12,984**	$11,010	**$36,999**	$30,330
Investment income, net of investment expenses	**19,230**	19,334	**57,849**	54,834
Realized investment gains (losses)	**102**	885	**3,719**	(7,408)
Other income	**241**	157	**642**	440
Total Revenues	**$32,557**	$31,386	**$99,209**	$78,196
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$5,702**	$4,429	**$14,941**	$12,392
Increase in liability for future policy benefits	**7,218**	6,101	**20,983**	15,363
Amortization of deferred policy acquisition costs	**2,508**	2,723	**7,556**	7,782
Other underwriting expenses	**2,962**	2,429	**8,828**	6,959
Interest on policyholders' accounts	**10,923**	10,630	**32,371**	30,799

Total Benefits, Losses and Expenses	**$29,313**	$26,312	**$84,679**	$73,295
Income before income taxes	**3,244**	5,074	**14,530**	4,901
Federal income tax expense	**1,211**	1,795	**5,211**	1,767
Net income	**$2,033**	$3,279	**$9,319**	$3,134

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

As part of our long-term strategy for profitability, we are emphasizing the marketing of our traditional life insurance products, primarily single premium whole life, to our independent life insurance agents to achieve a more balanced product mix. Increased sales of our single premium whole life product is the principal reason for the following increases:

- **Net premiums earned** increased 17.9 percent in the third quarter of 2010 and 22.0 percent in the first nine months of 2010, compared to the same periods in 2009.
- **Increase in liability for future policy benefits** increased 18.3 percent in the third quarter of 2010 and 36.6 percent in the first nine months of 2010, compared to the same periods in 2009.

Our life insurance segment also experienced the following:

- **Losses and loss settlement expenses** increased 28.7 percent in the third quarter of 2010 and 20.6 percent in the first nine months of 2010, compared to the same periods in 2009, reflecting an increase in both annuity benefits and life insurance death benefits.
- **Other underwriting expenses** increased 26.9 percent in the first nine months of 2010, compared to the same period in 2009, due primarily to an increase in agent commissions that resulted from the increase in premiums written for our single premium whole life and universal life products.
- **Interest on policyholders' accounts** increased during the first nine months of 2010 as compared to the same period of 2009, because of the significant deferred annuity balance at December 31, 2009, which led to the increased amount of interest paid in 2010.
- **Deferred annuity deposits** decreased 36.7 percent in the third quarter of 2010 and 59.6 percent in the first nine months of 2010, as compared with the same periods of 2009. In the third quarter and first nine months of 2010, deferred annuity sales have decreased, as some consumers with a greater tolerance for risk are choosing to surrender their annuities and place the funds in products with greater risk and potentially greater return, while yet other consumers have experienced a reduction in their discretionary income. Deferred annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income.
- **Net cash inflow** related to our annuity business was $5.9 million in the third quarter of 2010 and $4.3 million in the first nine months of 2010 versus a net cash inflow of $26.2 million in the third quarter of 2009 and $82.8 million in the first nine months of 2009. The lower level of net cash inflows is attributable to the decline in annuity deposits and the reduction in deferred annuitant withdrawals.

Share Repurchase Program

In the third quarter of 2010, United Fire repurchased 91,510 shares of our common stock for $1.8 million, at an average cost of $19.87 per share. In the first nine months of 2010, we repurchased 304,586 shares of our common stock for $5.5 million, at an average cost of $18.08 per share. As of September 30, 2010, the book value per share of our common stock is $27.73. We are authorized to purchase an additional 211,568 shares of common stock under our Share Repurchase Program, which expires in August 2011.

Supplemental Information

For information supplemental to this release, please visit the **Investor Relations** section of our website at

www.unitedfiregroup.com. Select "Financial Information" and then "Quarterly Results."

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $361.1 million through the first nine months of 2010, and our market capitalization was $556.4 million at September 30, 2010.

We are represented by professional independent insurance agents throughout the country, predominantly in the Midwest, West and South. Our complete line of products includes commercial insurance (approximately 91 percent of property and casualty premiums written), surety bonds, personal insurance and life insurance.

United Fire is rated A (Excellent) by A.M. Best Company. For the third consecutive year, United Fire was named a "Top 10 Ease of Doing Business Performer" for 2010 in Deep Customer Connections Inc.'s (DCC) eighth annual Ease of Doing Business (EDB) survey. The performance of more than 200 property and casualty carriers was assessed by 7,800 independent agents and brokers. They rated the importance of 11 key factors, ranging from underwriting responsiveness to handling claims promptly to employing effective, user-friendly technology. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance.

Our subsidiary, United Life Insurance Company, has been named to the Ward's 50 Life & Health Insurance Companies for five consecutive years (2006-2010).

For more information about United Fire, visit www.unitedfiregroup.com.

The United Fire & Casualty Company logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7089

Statutory Financial Measures

United Fire and its subsidiaries are required to file financial statements based on statutory accounting principles in each of the states where our insurance companies are domiciled and licensed to conduct business. Management analyzes financial data and statements that are prepared in accordance with statutory accounting principles rather than U.S. GAAP.

The following definitions of key statutory measures are provided for our readers' convenience. Regulation G promulgated by the Securities and Exchange Commission does not require reconciliation to U.S. GAAP of data prepared under a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Premiums written is an important measure of business production for the period under review.

(In Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	**2010**	2009
Net premiums written	**$112,912**	$118,800	**$361,097**	$367,325
Net change in unearned premium	**6,329**	1,959	**(10,552)**	(8,870)
Net change in prepaid reinsurance premium	**(83)**	?	**3**	296

Net premiums earned	**$119,158**	$120,759	**$350,548**	$358,751

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (the "net loss ratio") and the underwriting expense ratio (the "expense ratio").

When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned.

When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

Statutory surplus is the excess of admitted assets, those recognized and accepted by the state insurance laws to determine solvency, over liabilities.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

(In Thousands Except Per Share Data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	**2010**	2009
Net income (loss)	**$3,640**	$(10,156)	**$38,426**	$(12,220)
After-tax realized investment (gains) losses	**(859)**	(1,252)	**(4,156)**	9,565
Operating income (loss)	**$2,781**	$(11,408)	**$34,270**	$(2,655)
Diluted earnings (loss) per share	**0.14**	(0.38)	**1.46**	(0.46)
Diluted operating income (loss) per share	**0.11**	(0.43)	**1.30**	(0.10)

Catastrophe losses utilize the designations of the Insurance Services Office (ISO) and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents that result in $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude extraordinary catastrophe losses and resulting litigation, such as Hurricane Katrina. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	**2010**	2009
ISO catastrophes	**$6,240**	$35,147	**$22,164**	$56,295
Less Hurricane Katrina loss development	**(2,225)**	(25,873)	**(7,576)**	(38,315)
ISO catastrophes without Hurricane Katrina	**$4,015**	$9,274	**$14,588**	$17,980
Non-ISO catastrophes	**690**	214	**843**	1,616
Total catastrophes	**$4,705**	$9,488	**$15,431**	$19,596

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2009, filed with the SEC on March 1, 2010 and in our report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on July 30, 2010. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

```
CONTACT:   United Fire & Casualty Company
           Randy A. Ramlo, President/CEO
           Dianne M. Lyons, Vice President/CFO
           319-399-5700
```

Exhibit 99.2

Supplemental Tables

The following table displays our consolidated results of operations for the three-month and nine-month periods ended September 30, 2010 and 2009.

Income Statement:	Three Months Ended September 30,				Nine Months Ended September 30,			
(In Thousands)	**2010**		2009		**2010**		2009	
Revenues								
Net premiums written [1]	$	**112,912**	$	118,800	$	**361,097**	$	367,325
Net premiums earned	$	**119,158**	$	120,759	$	**350,548**	$	358,751
Investment income, net of investment expenses		**27,084**		27,786		**83,343**		78,416
Realized investment gains (losses)		**1,322**		1,925		**6,394**		(14,716)
Other income		**340**		231		**758**		559
Total Revenues	$	**147,904**	$	150,701	$	**441,043**	$	423,010
Benefits, Losses and Expenses								
Losses and loss settlement expenses	$	**89,312**	$	115,167	$	**230,432**	$	291,803
Increase in liability for future policy benefits		**7,218**		6,101		**20,983**		15,363
Amortization of deferred policy acquisition costs		**29,364**		29,015		**83,937**		87,216
Other underwriting expenses		**8,492**		9,170		**25,879**		27,626
Disaster charges and other related expenses, net of recoveries		**-**		(793)		**(16)**		(1,339)
Interest on policyholders' accounts		**10,923**		10,630		**32,371**		30,799
Total Benefits, Losses and Expenses	$	**145,309**	$	169,290	$	**393,586**	$	451,468
Income (loss) before income taxes		**2,595**		(18,589)		**47,457**		(28,458)
Federal income tax expense (benefit)		**(1,045)**		(8,433)		**9,031**		(16,238)
Net income (loss)	$	**3,640**	$	(10,156)	$	**38,426**	$	(12,220)

(1) The Statutory Financial Measures section of our October 25, 2010 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

The following table displays our consolidated financial condition at September 30, 2010 and December 31, 2009.

Balance Sheet: (In Thousands)	September 30, 2010 (unaudited)		December 31, 2009
Total invested assets:			
Property and casualty segment	$	968,183	$ 915,055
Life insurance segment		1,564,607	1,436,786
Total cash and investments		2,680,602	2,542,693
Total assets		3,116,502	2,902,544
Future policy benefits and losses, claims and loss settlement expenses	$	1,988,344	$ 1,927,645
Total liabilities		2,389,075	2,229,809
Net unrealized investment gains, after-tax	$	113,678	$ 82,491
Total stockholders' equity		727,427	672,735
Property and casualty insurance statutory capital and surplus (1)(2)	$	577,372	$ 556,265
Life insurance statutory capital and surplus (2)		170,591	160,179

(1) Because United Fire & Casualty Company owns United Life Insurance Company, the property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.

(2) The Statutory Financial Measures section of our October 25, 2010 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

The following tables display our net premiums written by line of business for the three-month and nine-month periods ended September 30, 2010 and 2009.

(In Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
	2010		2009		**2010**		2009	
Net Premiums Written								
Commercial lines:								
Other liability (1)	$	**25,489**	$	25,911	$	**87,051**	$	92,111
Fire and allied lines (2)		**23,484**		24,999		**75,187**		78,460
Automobile		**22,088**		22,497		**72,529**		75,567
Workers' compensation		**10,375**		11,434		**36,942**		41,745
Fidelity and surety		**4,618**		4,920		**14,188**		15,349
Miscellaneous		**192**		205		**627**		680
Total commercial lines	$	**86,246**	$	89,966	$	**286,524**	$	303,912
Personal lines:								
Fire and allied lines (3)	$	**6,979**	$	6,720	$	**19,158**	$	17,791
Automobile		**3,938**		3,656		**11,449**		10,230
Miscellaneous		**123**		102		**380**		298
Total personal lines	$	**11,040**	$	10,478	$	**30,987**	$	28,319
Reinsurance assumed		**2,676**		1,669		**6,674**		4,944
Total	$	**99,962**	$	102,113	$	**324,185**	$	337,175

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

The following tables display our premiums earned, losses and loss settlement expenses and loss ratio by line of business for the three-month periods ended September 30, 2010 and 2009.

Three Months Ended September 30,

(In Thousands)	2010			2009		
Unaudited	Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio	Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines						
Other liability	$ 28,335	$ 26,699	94.2%	$ 29,336	$ 23,437	79.9%
Fire and allied lines	24,910	21,686	87.1	26,047	47,836	183.7
Automobile	23,506	18,837	80.1	24,750	19,598	79.2
Workers' compensation	11,459	8,116	70.8	13,205	9,022	68.3
Fidelity and surety	4,993	275	5.5	5,455	(436)	(8.0)
Miscellaneous	198	31	15.7	217	47	21.7
Total commercial lines	$ 93,401	$ 75,644	81.0%	$ 99,010	$ 99,504	100.5%
Personal lines						
Fire and allied lines	$ 6,230	$ 3,198	51.3%	$ 5,644	$ 6,262	110.9%
Automobile	3,735	3,308	88.6	3,325	3,882	116.8
Miscellaneous	121	(143)	N/A	93	38	N/A
Total personal lines	$ 10,086	$ 6,363	63.1%	$ 9,062	$ 10,182	112.4%
Reinsurance assumed	2,687	1,603	59.7%	1,677	1,052	62.7%
Total	$ 106,174	$ 83,610	78.8%	$ 109,749	$ 110,738	100.9%

The following tables display our premiums earned, losses and loss settlement expenses and loss ratio by line of business for the nine-month periods ended September 30, 2010 and 2009.

Nine Months Ended September 30,

(In Thousands)		2010				2009		
Unaudited		Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio		Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines								
Other liability	$	85,056	$ 58,644	68.9%	$	90,973	$ 72,658	79.9%
Fire and allied lines		73,754	60,967	82.7		77,068	96,371	125.0
Automobile		69,732	49,320	70.7		73,523	52,234	71.0
Workers' compensation		34,305	19,899	58.0		39,359	30,188	76.7
Fidelity and surety		13,969	2,757	19.7		15,597	735	4.7
Miscellaneous		597	76	12.7		642	165	25.7
Total commercial lines	$	277,413	$ 191,663	69.1%	$	297,162	$ 252,351	84.9%
Personal lines								
Fire and allied lines	$	18,317	$ 11,023	60.2%	$	16,431	$ 14,741	89.7%
Automobile		10,818	9,265	85.6		9,594	8,804	91.8
Miscellaneous		324	(219)	(67.6)		266	304	114.3
Total personal lines	$	29,459	$ 20,069	68.1%	$	26,291	$ 23,849	90.7%
Reinsurance assumed		6,677	3,759	56.3%		4,968	3,211	64.6%
Total	$	313,549	$ 215,491	68.7%	$	328,421	$ 279,411	85.1%